BURBERRY

06018104

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 0 1 2006
WASH. D.C. 213 SECTION

30 October 2006

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 July 2006 – 30 September 2006.

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enclosures:

BURBERRY GROUP plc
REGISTERED IN ENGLAND NUMBER 3458224 REGISTERED OFFICE 18-22 HAYMARKET LONDON SW1Y 4DQ TEL 020 7968 0000

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use	Company Number
	03458224

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	30/08/2006	29/08/2006	25/08/2006
Maximum prices paid for each share §	£4.8323	£4.8695	£4.875
Minimum prices paid for each share §	£4.8323	£4.8695	£4.875

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was: £	1,459,869.53
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5 £	7,300.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Coy Secty Date 29.9.06

Presentor's name, address and reference (if any):

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official use
General Section | Post room

coform

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
First Floor
The Pithay
All Saints Street
Bristol BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester 2
Tel: 0161 834 8020

Newcastle Stamp Office
4th Floor, Weardale House
Washington
Tyne & Wear
NE37 1LW

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4AE

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

[DX mail for Edinburgh should be marked with a blue cross on the envelope]

London Stamp Office
(Personal callers only)
Ground Floor
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Room 35
East Block
Barrington Road
Worthing BN12 4XJ

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	03458224
Company Name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	08	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,668		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.9650		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted.
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: CAZENOVE NOMINEES LIMITED A/C ESOS	ORDINARY	6,668
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29.8.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,

58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

G

169

CHFP010.

Please do not write in this margin

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number 03458224

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	50,000	100,000	160,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	03/08/2006	04/08/2006	08/08/2006
Maximum prices paid for each share §	£4.749133	£4.75	£4.702309
Minimum prices paid for each share §	£4.749133	£4.75	£4.702309

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£	1,467,026.32
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£	7,430.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed ______ Designation ‡ SECRETARY Date 7.8.06

Presentor's name, address and reference (if any):

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official use

General Section

Post room

coform

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

£2965

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	25,000	100,000	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	09/08/2006	11/08/2006	
Maximum prices paid § for each share	£4.731043	£4.736433	
Minimum prices paid § for each share	£4.731043	£4.736433	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 592,098.79
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 2,965.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 11.8.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 03458224

Company name in full: BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	24 07 2006	25 07 2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	15,000	10,000	
Nominal value of each share	0.05p	0.05p	
Amount (if any) paid or due on each share (including any share premium)	£4.5625	£4.6250	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED A/C ESOS Address: 20 MOORGATE LONDON UK Postcode EC2R 6DA	Class of shares allotted: ORDINARY	Number allotted: 25,000
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11.8.06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, BURBERRY GROUP PLC, 58-59 HAYMARKET
LONDON, SW1Y 4BL

Tel

DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP010.

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number: 03458224

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	200,000	300,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	21.07.2006	25.07.2006	26.07.2006
Maximum prices paid for each share §	£4.5186	£4.643348	£4.589333
Minimum prices paid for each share §	£4.5186	£4.643348	£4.589333

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,214,006.20
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 16,075.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 24.7.06

Presentor's name, address and reference (if any):

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
First Floor
The Pithay
All Saints Street
Bristol BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester 2
Tel: 0161 834 8020

Newcastle Stamp Office
4th Floor, Weardale House
Washington
Tyne & Wear
NE37 1LW

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4AE

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

[DX mail for Edinburgh should be marked with a blue cross on the envelope]

London Stamp Office
(Personal callers only)
Ground Floor
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Room 35
East Block
Barrington Road
Worthing BN12 4XJ

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	07	2006	17	07	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	45,000		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.4975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)	Class of shares allotted: ORDINARY	Number allotted: 45,000
Address: DESIGNATION ESOS MEMBER A/C ESOS, 20 MOORGATE, LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19.7.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	07	2006	14	07	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,983,750		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5525		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MERRILL LYNCH INTERNATIONAL DESIGNATION MAIN CREST ACCOUNT 686	ORDINARY	2,500,000
Address: 2 KING EDWARD STREET LONDON		
UK postcode: EC1A 6DA		
Name: CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)	ORDINARY	338,776
Address: DESIGNATION ESOS MEMBER A/C ESOS 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name: DEBORAH BAKER	ORDINARY	11,779
Address: FLAT 9 23 ST JAMES SQUARE LONDON		
UK postcode: SW1Y 4JH		
Name: DANIEL BRACKEN	ORDINARY	2,944
Address: 14 MARYON MEWS SOUTH END ROAD HAMPSTEAD LONDON		
UK postcode: WNW3 2PU		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] Date 19.7.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: GWENDOLINE BROSIO	ORDINARY	1,469
Address: 8 CHISWICK GREEN STUDIOS EVERSHED WALK LONDON		
UK postcode: W4 5BW		
Name: MARTIN COOPER	ORDINARY	3,171
Address: 176 BROADWAY 12F NEW YORK		
UK postcode: NY 10038		
Name: HELEN DAVIS	ORDINARY	2,206
Address: 57 ARRAGON ROAD TWICKENHAM		
UK postcode: TW1 3NG		
Name: GWEN EVANS	ORDINARY	2,377
Address: 42018 Kudu Court Aldie Virginia		
UK postcode: 22105		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JOY FROMMER	Class of shares allotted: ORDINARY	Number allotted: 13,477
Address: 50 PRINCES GATE MEWS, LONDON		
UK postcode: SW7 2PR		
Name: STEVEN GILBERT	Class of shares allotted: ORDINARY	Number allotted: 3,171
Address: 41 WEST 86 STREET, NEW YORK		
UK postcode: NY 10024		
Name: JAN HEPPE	Class of shares allotted: ORDINARY	Number allotted: 4,759
Address: 28 HARKER ROAD, ALLENTOWN, NEW JERSEY		
UK postcode: 08501		
Name: ROBERT KERR	Class of shares allotted: ORDINARY	Number allotted: 2,206
Address: 5 ST AUSTELL ROAD, LONDON		
UK postcode: SE13 7EQ		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MICHAEL MAHONY Address: 5 WESTGROVE LANE LONDON UK postcode: SE10 8QP	ORDINARY	18,405
Name: SARAH MANLEY Address: 54 LANCASTER ROAD LONDON UK postcode: W11 1QR	ORDINARY	5,000
Name: MATT MCEVOY Address: 18-22 HAYMARKET LONDON UK postcode: SW1Y 4BL	ORDINARY	14,611
Name: HUGH MCGINN Address: 14 EAST DORIS DRIVE CHERRY HILL NEW JERSEY UK postcode: 08003	ORDINARY	3,171

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,

58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MICHAEL MCGRATH Address: APARTMENT 11 8 BLUE LION PLACE LONG LANE LONDON UK postcode: SE1 4PU	ORDINARY	2,944
Name: RORY O'HANLON Address: 47 EDGELEY ROAD CLAPHAM LONDON UK postcode: SW4 6ES	ORDINARY	8,750
Name: NINA RANGEL Address: APARTMENT 6J 305 EAST 24 STREET NEW YORK UK postcode: NY 10010	ORDINARY	2,377
Name: JOHN SUIRDALE Address: 12 CARLYLE COURT LONDON UK postcode: SW10 0UQ	ORDINARY	3,680

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL
Tel
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: STAN TUCKER	ORDINARY	13,477
Address: 19 CADOGAN PLACE LONDON		
UK postcode: SW1X		
Name: JOSEPH WYGODA	ORDINARY	25,000
Address: 37 SALDO CIRCLE NEW ROCHELLE NEW YORK		
UK postcode: 10804		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	200,000		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	21/06/06		
Maximum prices paid § for each share	£4.175		
Minimum prices paid § for each share	£4.175		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 836,253.50
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 4,185.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 26.6.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Company Number: 03458224

THE COMPANIES ACT 1985

Burberry Group plc
("the Company")

At the Annual General Meeting of the Company duly convened and held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Friday, 14 July 2006, the following special business resolutions were passed:

ORDINARY RESOLUTIONS

10 That, pursuant to the Political Parties, Elections and Referendums Act 2000, the Company be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Companies Act 1985 (the "Act"), as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2007.

11 That, pursuant to the Political Parties, Elections and Referendums Act 2000, Burberry Limited be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2007.

SPECIAL RESOLUTIONS

12 That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 44,685,000 being just under 10 per cent. of the Company's issued ordinary share capital as at 18 May 2006;

ii) the minimum price which may be paid for each such share is 0.05p;

iii) the maximum price which may be paid for each such share is the higher of:

(a) an amount equal to 105 per cent. of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out.

iv) the authority hereby conferred shall expire on the earlier of 13 October 2007 and the conclusion of the Annual General Meeting of the Company to be held in 2007 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

13 That the authority to allot the Company's shares, conferred on the Directors pursuant to Article 10 of the Company's Articles of Association, be renewed for the period ending on the date of the Annual General Meeting in 2011 or on 13 July 2011, whichever is the earlier, and for such period the "Section 80 Amount" shall be £74,475, being just under one-third of the issued share capital of the Company as at 18 May 2006. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

SPECIAL RESOLUTIONS

14 That, subject to the passing of Resolution 13 above the power conferred on the Directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution.

15 That, subject to the passing of Resolution 13 above, the power conferred on the Directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution and for such period the "Section 89 Amount" shall be £11,171 being approximately 5 per cent. of the issued share capital of the Company as at 18 May 2006. Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

For and on behalf of
Burberry Group plc

Kathryn Dickinson
Deputy Company Secretary

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	01/06/06	02/06/06	05/06/06
Maximum prices paid § for each share	£4.486425	£4.3875	£4.381
Minimum prices paid § for each share	£4.486425	£4.3875	£4.381

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,637,406.70
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 33,190.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 6.6.06

Presenter's name address and reference (if any):

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	225,000	75,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	06.06.06	08.06.06	09.06.06
Maximum prices paid § for each share	£4.377778	£4.40	£4.372523
Minimum prices paid § for each share	£4.377778	£4.40	£4.372523

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,506,417.29
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 17,535.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 8.6.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please ... legibly ... in b... bold ... k lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* ins... name of ...

* BURBERRY GROUP PLC

Note
This ... delivered to the Re... within a period of ... days beg... first ... shares ... relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	180,000	700,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	16/06/06	19/06/06	20/06/06
Maximum prices paid § for each share	£4.09479167	£4.05373214	£4.18525
Minimum prices paid § for each share	£4.09476167	£4.05373214	£4.18525

§ ... company ...

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,675,803.95
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 28,380.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 19.6.06

Presenter's name address and reference (if any):

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)

General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
[illegible] Registrar with[illegible] 28 d[illegible] relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	12/06/06	13/06/06	14/06/06
Maximum prices paid § for each share	£4.299475	£4.1655	£4.26425
Minimum prices paid § for each share	£4.299475	£4.1655	£4.26425

§ A private company is n[illegible] to gi[illegible]tion

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,374,162.43
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 31,875.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [illegible] Designation ‡ [illegible] Date [illegible]

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:18 29-Sep-06
Number	7522J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 516.48 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:08 28-Sep-06
Number	6618J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 40,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 508.03 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:12 25-Sep-06
Number	4465J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 80,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 496.92 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	16:52 22-Sep-06
Number	3758J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 493.72 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:53 21-Sep-06
Number	3211J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 497.85 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:15 20-Sep-06
Number	2517J

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Franklin Templeton Investments, acting on behalf of Franklin Resources, Inc and its affiliates.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Shares Held
Bank of New York, London	356,640
Clydesdale Bank Plc, London	738,190
JPMorgan Chase Bank, London	14,298,779
Euroclear, Bruxelles	4,883
Goldman Sachs Secs Nominees	2,264,955
HSBC Bank Plc, London	134,212
Mellon Bank NA, London	1,069,880
Northern Trust Company, London	364,180
Royal Trust Corp. of Canada, London	148,390
State Street Bank, London	3,226,365

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

20 September 2006

12. Total holding following this notification

22,606,474

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

5.1%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Michael Mahony, 020 7968 2307

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Michael Mahony, Company Secretary

Date of notification

20 September 2006

arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:11 19-Sep-06
Number	1904J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 495.56 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:08 15-Sep-06
Number	0579J

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 45,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 488.950 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	16:54 12-Sep-06
Number	8554I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 473.9783 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 11-Sep-06
Number	7936I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 472.7226 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:07 08-Sep-06
Number	7236I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 476.55 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:57 07-Sep-06
Number	66891

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 480.3 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:18 05-Sep-06
Number	5379I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 483.2 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:02 01-Sep-06
Number	3944I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 483.35 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 31-Aug-06
Number	3325I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 480.8837 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 30-Aug-06
Number	2702I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 484.076 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:53 29-Aug-06
Number	2104I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 481.9107 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 25-Aug-06
Number	1518I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 484.00 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:51 24-Aug-06
Number	1002I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 483.23 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:48 23-Aug-06
Number	0416I

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 486.9500 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 22-Aug-06
Number	9821H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 487.5000 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	11:36 18-Aug-06
Number	8368H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
JP Morgan Bournemouth	FPM	484,930
Northern Trust London	FPM	645,185
JP Morgan Bournemouth	FPM	392,800
State Str Bk and Tr Co Lndn	FPM	132,038
Bank of New York Brussels	FPM	68,900
Brown Brothers Harriman and Co	FMRCO	3,251,205
JP Morgan Bournemouth	FISL	5,606,343
JP Morgan Bournemouth	FIL	1,932,342
Brown Bros Harrimn Ltd Lux	FIL	1,380,144

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

17 August 2006

12. Total holding following this notification

13,893,887

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

3.13%

14. Any additional information

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

Fidelity International Limited is the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA [K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investment International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d, 82 Devonshire Street, Boston, MA 02109, a principal shareholder of FMR Corp. and Fidelity International Limited

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

18 August 2006

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:03 17-Aug-06
Number	8018H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Shares Held
Schroder Nominees Limited	3,858,370
Schroder Unit Trusts Limited (are or to be registered in the name of Chase Nominees Limited)	10,786,304
Schroder Investment North America Ltd (are or to be registered in the name of Chase Nominees Limited)	12,004,422
Schroder & Co Limited (are or to be registered in the name of Brown Brothers Harriman)	103,317
Schroder Investment Management Hong Kong Ltd	137,810
BNY (PCS) Nominees Ltd a/c 219021	396,549
Chase Nominees Ltd	1,181,554

HSBC Global Custody	102,336
Banque Internationale a Luxembourg	290,139
MSS Nominees Ltd Mariner House P	1,758,657
Nortrust Nominees Ltd	4,613,296
State Street Nominees Ltd	2,891,079
HSBC Global Custody Nominees Ltd a/c 771401	43,959
CDC IXIS	1,119,810
The Northern Trust Company	754,062
Mellon Nominees (UK) Ltd	185,837
Mellon Trust	101,233
Citibank International Plc Luxemburg	752,105
HSBC Global Custody Nominees (UK) Ltd a/c 809955	30,500
Investors Tst & Custodial Services	21,301
Citibank	909,091
JP Morgan Bank Luxembourg SA	2,172,308
Picet & Cie	294,794
Nutraco Nominees Ltd	98,498
Bermuda Trust (Far East) Ltd	28,125
Sumitomo Trust & Banking	12,925
Nortrust Nominees Ltd a/c SRC13	72,864
Banque Nationale de Paris	11,100

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

17 August 2006

12. Total holding following this notification

44,732,345

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

10.09%

14. Any additional information

Letter from Schroder Investment Management Limited.

Schroder Investment Management Limited, have an interest in 32,486,796 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:

(i) 3,858,370 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees);

(ii) 10,786,304 shares held in unit trusts operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominees Limited;

(iii) 17,842,122 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed Schedule A.

A subsidiary, Schroder Investment Management North America Ltd (SIMNA Ltd), is managing a portfolios on a similar basis holding a further 12,004,422 shares. These shares are registered or to be registered in the name of Chase Nominees Limited.

An affiliated company, Schroder & Co Limited (S&Co Ltd), is managing on a discretionary basis portfolio holding a further 103,317 shares. These shares are registered or to be registered in the name of Brown Brothers Harriman.

An affiliated company, Schroder Investment Management Hong Kong Ltd, is managing on a discretionary basis portfolios holding a further 137,810 shares.

We believe that we, our subsidiary and affiliated companies are therefore interested in an overall aggregate of 44,732,345 shares, representing some 10.08% of the total number of shares in issue, namely 443,413,713.

This notification is made to you:

(a) in respect of our interest as investment managers;
(b) on behalf of SIMNA Ltd, S&Co Ltd, SIMHK Ltd and SUTL in relation to the interests they are treated as having respectively under the Companies Act 1985 (the Act); and
(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Ltd, S&Co, SUTL and ourselves.

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

17 August 2006

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:02 11-Aug-06
Number	5718H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc on behalf of its affiliates, including Capital Research and Management Company.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name	**Shares Held**
State Street Nominees Limited	3,542,556
Chase Nominees Limited	10,001,631
State Street Bank & Trust Co.	150,813

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

9 August 2006

12. Total holding following this notification

13,695,000

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

3.089%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

11 August 2006

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:09 10-Aug-06
Number	5369H

10 August 2006

Burberry Group plc ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

STACEY CARTWRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

10.08.06

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ("THE RSP 2004") ON 10.08.06

18. Period during which or date on which it can be exercised

10.08.09 – 09.08.16

19. Total amount paid (if any) for grant of the option

NIL.

20. Description of *shares* or debentures involved (*class* and number)

94,837 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

613,797 SHARES (INCLUDING AWARDS OVER 320,565 SHARES MADE UNDER THE RSP 2004 AND AN AWARD OVER 800 SHARES MADE UNDER THE BURBERRY GROUP PLC SHARE INCENTIVE PLAN)

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

10.08.06

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:21 08-Aug-06
Number	4243H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 473.6433 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:50 04-Aug-06
Number	3059H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 25,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 473.1043 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:17 03-Aug-06
Number	2368H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 160,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 470.2309 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:13 01-Aug-06
Number	0889H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 475.0000 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:02 31-Jul-06
Number	0154H

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 50,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 474.9133 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	09:36 27-Jul-06
Number	8128G

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Shares Held
Janus Capital Management LLC	17,450,857

5. Number of shares / amount of stock acquired

N/A

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

7. Number of shares / amount of stock disposed

3,480,743

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.78%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

26 July 2006

12. Total holding following this notification

17,450,857

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

3.93%

14. Any additional information

Janus had voting and/or dispositive power with respect to an aggregate of 17,450,857 Ordinary Shares of the Company on behalf of various Janus Clients. Such shares include Ordinary shares that were acquired by Janus on behalf of Janus Investment Fund ("JIF"), a Massachusetts business trust registered as an open-end investment company under the US Investment Company Act of 1940. Janus currently holds 3.93% Ordinary Shares of the Company on behalf of Janus Clients (2.75% on behalf of JIF).

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

27 July 2006

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	18:13 24-Jul-06
Number	6621G

Burberry Group plc ("the Company")

24 July 2006

The Company announces that on 24 July 2006, it received two notifications pursuant to section 198 of the Companies Act 1985 stating that;

a) as at 21 July 2006, FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited, had an interest in 13,369,876 ordinary shares of 0.05p each in the capital of the Company (being 3.009% of the Company's issued share capital); and

b) as at 24 July 2006, FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited ceased to have a notifiable interest in the Company's ordinary shares.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:04 21-Jul-06
Number	5927G

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 300,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 458.9333 pence per Share, for cancellation.

END

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BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 21 July 2006

AVS No:

Name of *applicant*:	Burberry Group plc		
Name of scheme:	1. Burberry Senior Executive IPO Share Option Scheme 2. Burberry IPO Senior Executive Restricted Share Plan		
Period of return: From:	19 January 2006	To:	20 July 2006
Balance under scheme from previous return:	1. 808,307 Ordinary Shares of 0.05p each 2. 952,500 Ordinary Shares of 0.05p each Total: 1,760,807		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	2,231,698 Ordinary Shares of 0.05p each of which 54,198 were designated to the Burberry Senior Executive IPO Share Option Scheme and 2,177,500 were designated to the Burberry IPO Senior Executive Restricted Share Plan.		
Number of *securities* issued/allotted under scheme during period:	1. 140,000 Ordinary Shares of 0.05p each 2. 3,108,750 Ordinary Shares of 0.05p each Total: 3,248,750		
Balance under scheme not yet issued/allotted at end of period	1. 722,505 Ordinary Shares of 0.05p each 2. 21,250 Ordinary Shares of 0.05p each Total: 743,755 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission	1. 3,000,000 Ordinary Shares of 0.05p each on 27.07.04 2. 4,000,000 Ordinary Shares of 0.05p each on 27.07.04		
Total number of *securities* in issue at the end of the period	444,523,713 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:26 20-Jul-06
Number	5318G

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 464.3348 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:18 18-Jul-06
Number	3962G

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 451.86 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:40 14-Jul-06
Number	2524G

14 July 2006

Burberry Group plc ("the Company")

Earlier today Rose Marie Bravo, Vice-Chairman, received 2,500,000 Ordinary Shares of 0.05p each in the Company ("Shares") awarded under the Burberry IPO Senior Executive Restricted Share Plan ("Restricted Share Plan").

All the Shares referred to above were subsequently sold in London today at a price of £4.46 per Share.

Following these transactions Rose Marie Bravo holds 155,762 Shares, a contingent interest in 282,571 Shares under the Burberry Co-Investment Plan and options to acquire 1,944,443 Shares.

The Company received notification of the above changes in Rose Marie Bravo's share interests in the Company on 14 July 2006.

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	AGM Statement
Released	15:57 14-Jul-06
Number	2454G

Burberry Group plc (the "Company") announces the following results of the poll taken at its Annual General Meeting ("AGM") held earlier today:

	For		Against		
Resolution (see Notes below)	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Total Number of Votes**
1	330,188,339	99.61	1,306,174	0.39	331,494,513
2	314,667,298	97.81	7,055,079	2.19	321,722,377
3	333,707,661	100.0	509	0.00	333,708,170
4	328,829,051	99.27	2,408,658	0.73	331,237,709
5	332,812,196	99.73	905,229	0.27	333,717,425
6	322,961,982	99.76	763,964	0.24	323,725,946
7	331,619,235	99.37	2,103,426	0.63	333,722,661
8	329,281,457	98.67	4,454,878	1.33	333,736,335
9	332,661,979	99.68	1,070,126	0.32	333,732,105
10	332,450,094	99.64	1,187,544	0.36	333,637,638
11	332,427,693	99.64	1,200,539	0.36	333,628,232
12	333,599,065	99.98	76,589	0.02	333,675,654
13	323,539,015	96.95	10,181,062	3.05	333,720,077
14	333,032,565	99.80	658,548	0.20	333,691,113
15	333,091,878	99.82	617,194	0.18	333,709,072

Notes

The following are the resolutions voted on at the Company's AGM.

Resolution 1	To receive the Company's accounts for the year ended 31 March 2006 and the reports of the Directors and auditors thereon.
Resolution 2	To approve the Directors' remuneration report for the year ended 31 March 2006.
Resolution 3	To declare a final dividend of 5.5p per share.
Resolution 4	To elect Ms A Ahrendts as a Director of the Company.
Resolution 5	To elect Ms S George as a Director of the Company.
Resolution 6	To re-elect Ms S Cartwright as a Director of the Company.
Resolution 7	To re-elect Mr D Tyler as a Director of the Company.
Resolution 8	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.
Resolution 9	To authorise the Board to determine the auditors' remuneration.
Resolution 10	To authorise political donations and expenditure by the Company.
Resolution 11	To authorise political donations and expenditure by Burberry Limited.
Resolution 12	To authorise the Company to purchase its own shares (Special Resolution).
Resolution 13	To renew the Directors' authority to allot shares.
Resolution 14	To renew the Directors' Section 89 Authority in connection with a Rights Issue (Special Resolution).
Resolution 15	To renew the Directors' Section 89 Authority otherwise than in connection with a Rights Issue (Special Resolution).

The full text of resolutions 10 through 15 constituting Special Business have been submitted to the FSA for publication through the Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:00 12-Jul-06
Number	0552G

RNS Number:0552G
Burberry Group PLC
12 July 2006

Burberry Group plc

First Quarter Trading Update

12 July 2006. Burberry Group plc reports on trading for the first quarter ended 30 June 2006.

Highlights

- Total revenue increased 12% on an underlying* basis
- Retail sales rose 19% underlying driven by new and existing stores
- Wholesale revenues increased 2% underlying
  - Burberry continues to anticipate a low single digit percentage underlying increase in wholesale sales for the first half
- Licensing revenue increased 11% underlying

Revenue by geographical origin (statutory accounts format)

£ million	First Quarter to 30 June 2006	2005	% change
Europe	44	39	14
Spain	15	12	27
North America	36	32	12
Asia	41	31	30
Total	135	114	19

Revenue by channel of distribution

	First Quarter to 30 June		% change	
£ million	2006	2005	Reported	Underlying*
Retail	82	61	35	19
Wholesale	38	39	(3)	2
Licence	16	14	11	11
Total	135	114	19	12

* Underlying figures exclude the financial effect of the Taiwan Acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2005/06 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of

2005/06.

Commenting on the trading results, Angela Ahrendts, Chief Executive Officer, stated, "The strong first quarter results reflect the continued momentum of Burberry's retail operations across our primary product categories and geographical regions. As a whole, performance in this period is consistent with expectations for the full financial year."

Total revenue

Total revenue in the first quarter increased 12% on an underlying basis (i.e. adjusted for (i) the Taiwan acquisition, (ii) the portion of Burberry's business in Spain affected by the retail conversion and (iii) exchange rate differences). The Taiwan acquisition and Spain retail conversion shift sales from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effects of the relevant businesses are excluded from both reporting periods. Total reported revenue increased 19% in the first quarter.

Retail

Retail sales accounted for approximately 61% of total reported revenue in the quarter.

Retail sales in the period increased 19% underlying, 35% reported, driven by contributions from newly opened stores and strong gains at existing stores. All three major product categories performed well in the period. The Taiwan acquisition and Spain retail conversion contributed approximately 14 percentage points of the reported gain. During the quarter, Burberry opened a store in Atlantic City (New Jersey), a replacement store in Taipei and one outlet store. The Group also opened two accessory concessions in Spain. On a year on year basis, underlying average net retail selling space increased approximately 10% in the quarter. Burberry remains on schedule to increase underlying net retail selling space by a minimum of 10% for the financial year.

Retail performance was generally strong across the regions. In the US, new and refurbished stores, supplemented by gains at existing locations, drove sales growth. With ongoing momentum at existing stores, the majority of Continental European markets achieved strong gains. In the UK, existing stores produced a double digit increase in the period. Asia demonstrated continued underlying strength primarily on the performance of existing stores.

Wholesale

Wholesale sales accounted for approximately 28% of total reported revenue in the quarter.

In the period, total wholesale sales increased 2% on an underlying basis, and declined 3% reported. The majority of autumn/winter product shipments are concentrated in the second quarter of each financial year. Burberry continues to anticipate a low single digit percentage underlying increase in first half wholesale sales relative to the previous year. On a reported basis, the Spain retail conversion will result in a shift of sales from Burberry's wholesale channel to its retail channel in the first half.

In conjunction with a local partner, the Group opened a net one franchise store in China during the quarter.

Licensing

Total licence revenue in the quarter increased 11% on both an underlying and reported basis. In Japan, licence revenue achieved a solid underlying gain reflecting modest volume growth and increases in certain royalty rates. Burberry continues to expect a moderate underlying revenue decline in Japan for the full financial year as a result of licence transitions and other ongoing efforts to

enhance brand positioning in this market. Strong growth in product licence revenue was led by fragrances, which benefited from the successful launch of Burberry London for women during spring 2006. Burberry London for men is scheduled to launch in autumn 2006.

Burberry will provide a first half trading update on 11 October and release interim results for the six months to 30 September 2006 on 14 November.

Enquiries:

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	
John Scaramuzza	Strategy and IR	
Brunswick		020 7404 5959
Susan Gilchrist		
Laura Cummings		
Robert Gardener		

The financial information contained in this Trading Update has not been audited.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Additional Listing
Released	16:13 11-Jul-06
Number	0389G

11 July 2006

Burberry Group plc (the "Company")

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,231,698 ordinary shares of 0.05p each in Burberry Group plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following schemes:

Burberry IPO Senior Executive Restricted Share Plan	2,177,500
Burberry Senior Executive IPO Share Option Scheme	54,198

Participants in the schemes have or will become entitled to these shares following the vesting of share awards and the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

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